Candeal Securities LLC

Statement of Financial Condition

Pursuant to SEC Rule 17a-5

October 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69541

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __10/31/2025__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Candeal Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__396 Schoolhouse Road__
(No. and Street)

__Stuyvesant__	__New York__	__12173__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Kathleen Camisa__	__609-658-7501__	__kcamisa@candealsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Sanville & Company__
(Name – if individual, state last, first, and middle name)

__325 North Saint Paul St, Ste.3100__	__Dallas__	__TX__	__75201__
(Address)	(City)	(State)	(Zip Code)

__09/18/2003__	__169__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pat Harris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Candeal Securities LLC, as of 10/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Hannah Tschantret
Notary Public, State of New York
Qualified in Rensselaer County
No. 01TS0019072
Commission Expires Dec 26, 2027

Signature: [signature]

Title:
CCO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
CanDeal Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CanDeal Securities, LLC (the Company) as of October 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period from January 1, 2025 through October 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the for the period from January 1, 2025 through October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
December 5, 2025

Candeal Securities LLC
Statement of Financial Condition
October 31, 2025

Assets

Cash	$	36,264
Accounts Receivable - related party		13,598
Prepaid expenses		1,694
	$	51,556

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	5,540
Accounts payable - related party		729
Total liabilities		6,269
Member's equity		45,287
	$	51,556

The accompanying notes are an integral part of these financial statements.

_____

1.   Organization

Candeal Securities LLC (the "Company") is a Delaware limited liability company. The Company is a single member LLC held by Candeal Group (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective May 3, 2016 (Commencement of Operations). The Company provides certain investment banking advisory services and private placement of securities on an agency basis.

2.   Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Basis of Presentation Revenue– The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Fees Receivable and Private Placement Revenue– The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. There is no allowance for doubtful accounts at October 31, 2025.

Private placement revenues are recorded in accordance with the terms of the agreement and where applicable, recognized on a pro-rata basis over the term of the respective agreement.

Property and Equipment - Net - Property and equipment are stated at cost at the date of purchase. Depreciation is calculated using the straight-line method over the estimated useful live of the asset.

Income taxes - No provisions have been made for income taxes since the Company is a limited liability company. The sole member is liable for income taxes based upon its share of the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the fiscal year ended October 31, 2025, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state authorities for tax periods prior to 2019.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

_____

Method of accounting – The Company has prepared its financial statements using the accrual basis of accounting Its fiscal year end is October 31.

Subsequent events - Management has evaluated the impact of all subsequent events through December 5, 2025, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash. For purposes of the statements of cash and cash flows, the company considers all cash on hand and on deposit with financial institutions to be cash.

4.   Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires an entity to identify its contracts with customers, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations, and recognize revenue when, or as, the entity satisfies a performance obligation.

During the fiscal year, the Company earned $72,736 in revenues under a services agreement with an affiliate. Pursuant to the agreement, the Company incurs expenses on behalf of the affiliate and invoices the affiliate for the actual expenses incurred, plus an additional 5% of the total expenses.

The Company recognizes revenue at the point in time when it satisfies its performance obligation, which occurs upon the delivery of services and the issuance of the invoice to the affiliate. The transaction price is determined based on the reimbursable expenses incurred. plus the 5% markup stipulated in the services agreement. All amounts are billed and collected within standard payment terms, and there are no variable consideration components.

As of October 31, 2025, the Company had an outstanding receivable of $13,598 from the affiliate, which is included in accounts receivable on the statement of financial condition. Revenue earned from the services agreement is classified as consulting fees on the statement of operations. The Company monitors its net capital requirements to ensure compliance with applicable regulatory rules and considers the revenue generated under the agreement to be critical in meeting such requirements.

_____

5.   Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2025 the Company had net capital and capital requirements of $29,995 which was $24,995 in excess of its required net capital of $5,000.

6.   Related Party

On February 1, 2024, the Company entered into a service agreement with its affiliate, CanDeal Markets, Inc. ("Markets""), an Ontario corporation. Under the agreement, the company provides services to Markets, primarily maintaining its FINRA and other regulatory registrations in good standing, which supports Markets' strategic objectives. Services are delivered in compliance with applicable laws and industry standards, with provisions for reporting, remediation of failures and modifications as needed.

Markets compensates the Company with a monthly fee equal to actual costs incurred plus an initial markup of 5% invoiced monthly and settled quarterly. The agreement has no fixed term and may be terminated by either party with three months' notice or under specified conditions, such as legal prohibitions and insolvency events It is governed by Ontario law.

7.   Operating Leases

On October 31, 2025, the Company has no operating leases.

8.   Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

9.   Recent Accounting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.